EXHIBIT 21

Subsidiaries of Republic Bancorp, Inc.

Name of Subsidiary	State or other Jurisdiction of Incorporation

Republic Bank & Trust Company	Kentucky

Republic Bancorp Capital Trust	Delaware

Republic Insurance Services, Inc.	Nevada

RBT Insurance Agency LLC	Kentucky